As filed with the Securities and Exchange Commission on March 18, 2003

Registration No. 333-101915

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Sify Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Transaction of Registrant’s name into English)

Republic of India (State or other jurisdiction of incorporation or organization)	Not Applicable (I.R.S. Employer Identification Number)
Tidel Park, 2nd Floor
No. 4, Canal Bank Road, Taramani
Chennai 600 113
India
(91) 44-2254-0770
(Address, including zip code, and telephone number, including area code, of the Registrant’s principal executive offices)

CT Corporation System
111 8th Avenue, New York, New York 10011, (212) 894-8940
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Anthony J. Richmond, Esq.
Latham & Watkins LLP
135 Commonwealth Drive
Menlo Park, California 94025
(650) 328-4600

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED MARCH 18, 2003

PROSPECTUS

Up To 7,558,140 American Depositary Shares

Sify Limited

(Representing Up To 7,558,140 Equity Shares)

     The selling stockholder, SAIF Investment Company Limited, may from time to time sell up to 7,558,140 of our American Depositary Shares, or ADSs, outside India, including in the United States. We are not selling any equity shares under this prospectus and will not receive any of the proceeds from the sale of the equity shares offered by the selling stockholder. Please see “Selling Stockholder” and “Plan of Distribution” for information about the selling stockholder and the manner of offering of the ADSs. Each ADS represents one equity share.

     Our ADSs are listed for trading on the Nasdaq National Market under the symbol “SIFY.” On March 17, 2003, the last reported sale price of our ADSs was $3.39 per ADS.

     Investing in the American Depositary Shares involves significant risks which are described in the Risk Factors beginning on page 2.

     The equity shares have not been approved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

, 2003.

ABOUT SIFY LIMITED
RISK FACTORS
SELECTED FINANCIAL DATA
EXCHANGE RATES
WHERE YOU CAN FIND ADDITIONAL INFORMATION
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
SELLING STOCKHOLDER
PLAN OF DISTRIBUTION
USE OF PROCEEDS
LEGAL MATTERS
EXPERTS
EXHIBIT 23.3
EXHIBIT 23.4

This prospectus incorporates important business and financial information about Sify Limited that is not included in or delivered with this prospectus. You may obtain a copy of this information without charge, upon written or oral request at the following address and telephone number: Tidel Park, 2nd Floor, No. 4 Canal Bank Road, Taramani, Chennai 600 113, India, (91) 44-2254-0770. In order to obtain timely delivery, you must request this information no later than 10 business days before the date you must make your investment decision. Please see “Where You Can Find Additional Information.”

i

ABOUT SIFY LIMITED

     Sify Limited, formerly Satyam Infoway Limited, was organized as a limited liability company under the laws of the Republic of India pursuant to the provisions of the Companies Act on December 12, 1995. Our company was formed as a separate business unit of Satyam Computer Services, a leading Indian information technology services company traded on the New York Stock Exchange and the principal Indian stock exchanges, to develop and offer connectivity-based corporate services allowing businesses in India to exchange information, communicate and transact business electronically. We conduct a significant majority of our business in India.

     Our Internet and network services include the following:

•	Corporate Network/Data Services. We offer a suite of technology and network-based services that provide our corporate customers with comprehensive Internet and private network access. Our services enable our corporate customers to offer a full range of business-to-business and electronic commerce related services. Based on revenues generated in the fiscal 2002, our largest corporate customers were Crompton Greaves, DCM Sriram Consolidated, Emerson, First Flight Courier, General Electric, Gillette India, Indian School of Business, JM Morgan Stanley, Jet Airways, Lucent, Netscape, Oracle, Ranbaxy, Talisma Corporation, Usha International and Whirlpool.

•	Internet Access Services. We offer dial-up Internet access, email and web page hosting to consumers in Indian through convenient online registration and user-friendly software. As of December 31, 2002, we had approximately 600,000 consumer Internet subscribers. In addition, we offer public Internet access to consumers through a retail chain of iway cybercafés.

•	Online Portal and Content Offerings. We operate an online portal, www.sify.com, that functions as a principal entry point and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide.

     From December 1995 through 1997, we focused on the development and testing of our private data network. In 1997, we began forming strategic partnerships with a number of leading technology and electronic commerce companies in order to broaden our service offerings to our corporate customers. In April 1998, we began offering private network services to businesses in India. In October 1998, we initiated our online content offerings and started development of www.sify.com, our online portal, and other related content sites with the goal of offering a comprehensive suite of websites offering content specifically tailored to Indian interests worldwide. In November 1998, the Indian government opened the Internet service provider market place to private competition and we launched our Internet service provider business, SifyOnline, formerly SatyamOnline, becoming the first private national Internet service provider in India. In 2000, we acquired IndiaWorld Communications and IndiaPlaza.com and made a significant investment in CricInfo Limited.

     In February 2002, we divested our software services business to Satyam Computer Services for the Indian Rupee equivalent of $6.9 million. The objective of the divestment was to permit our company to concentrate on our core business of Internet services. In July 2002, we entered into an agreement to acquire the corporate connectivity customers of WIPRO Limited for a cash payment based on the historical revenue generated from the customers obtained by us. In December 2002, we sold approximately 7.6 million newly issued ADSs to SAIF Investment Company Limited, or SAIF, for $13.0 million and approximately 2.0 million newly issued equity shares to VentureTech Solutions Private Limited, or VentureTech, for the Indian Rupee equivalent of $3.5 million. This transaction reduced the interest of Satyam Computer Services in our company to 37%. In connection with the financing, our Board of Directors was reconstituted to be comprised of two nominees of each of Satyam Computer Services and SAIF, one nominee of each of Venture Tech and South Asia Regional Fund, two independent directors and our Managing Director. VentureTech is obligated to purchase from us an additional approximately 2.0 million newly issued equity shares for the Indian Rupee equivalent of $3.5 million prior to May 1, 2003. In February 2003, CricInfo Limited sold its business to Wisden CricInfo Limited and, in connection with that transaction, our loan to CricInfo was fully repaid and we acquired 33% of the equity in Wisden CricInfo Limited.

     Our executive offices are located at Tidel Park, 2nd Floor, No. 4, Canal Bank Road, Taramani, Chennai 600 113 India, and our telephone number is (91) 44-2254-0770. Our corporate website is located at www.sifycorp.com. Information contained on our website is not incorporated by reference into, and does not form any part of, this prospectus. Whenever we refer to the “company” or to “us” or use the terms “we” or “our” in this prospectus, we are referring to Sify Limited and its subsidiaries.

RISK FACTORS

Risks Related to Our Business

     Any investment in our ADSs involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our ADSs. If any of the following risks actually occurs, our company could be seriously harmed. In any such case, the market price of our ADSs could decline, and you may lose all or part of the money you paid to buy our ADSs.

Risks Related to Sify Limited

Because we commenced operation of our private data network business in April 1998 and launched our Internet portal website in November 1998, it is difficult to evaluate our company based on our historical results of operations.

     We commenced operation of our private data network business in April 1998 and launched our Internet service provider operations and Internet portal website in November 1998. Accordingly, we have a limited operating history to evaluate our business and during this period our business has not been profitable. You must consider the risks and difficulties frequently encountered by companies in the early stages of development, particularly companies in the new and rapidly evolving Internet service markets. These risks and difficulties include our ability to:

•	continue to develop and upgrade our technology;

•	maintain and develop strategic relationships with business partners;

•	offer compelling online services and content; and

•	promptly address the challenges faced by early stage companies, which do not have an experience or performance base to draw on.

     Not only is our operating history short, but we have determined to compete in three businesses that we believe are complementary. These three businesses are corporate network/data services, Internet access services and online portal and content offerings. In February 2002, we divested a fourth business (software services) to our former majority stockholder, Satyam Computer Services. We do not yet know whether our three remaining businesses will prove complementary. We cannot assure you that we will successfully address the risks or difficulties described above. Failure to do so could lead to an inability to attract and retain corporate customers for our network services and subscribers for our Internet services as well as the loss of advertising revenues.

For the year ended March 31, 2002 and the nine months ended December 31, 2002, we incurred net losses of Rs.7202.5 million ($150.0 million) and Rs.1,182.4 million ($24.6 million), respectively. As of December 31, 2002, we had an accumulated deficit of approximately Rs.11,590.8 million ($241.5 million). We anticipate incurring additional losses in the future because our business plan, which is unproven, calls for additional corporate customers and subscribers to attain profitability.

     Since our founding, we have not been profitable and have incurred significant losses and negative cash flows. For the year ended March 31, 2002 and the nine months ended December 31, 2002, we incurred net losses of Rs.7,202.5 million ($150.0 million) and Rs.1,182.4 million ($24.6 million), respectively. As of December 31, 2002, we had an accumulated deficit of approximately Rs.11,590.8 million ($241.5 million). We expect to continue to incur operating losses as we expand our services and advertise and promote our brand. Our business plan assumes that businesses in India will demand private network and related services. Our business plan also assumes that consumers in India will be attracted to and use Internet access services and content available on the Internet in increasing numbers. This business model is not yet proven in India, and we cannot assure you that we will ever achieve or sustain profitability or that our operating losses will not increase in the future.

     Our highest operational priority for the current fiscal year is to reduce negative cash flow incurred during our rapid growth phase. We have undertaken a number of measures designed to accomplish this objective, including reducing the amount of working capital required by our business and reducing bandwidth costs. We reduced our working capital requirements through an enhanced focus on collecting receivables and revising the timing of our billing practices. We reduced our bandwidth costs through negotiation with multiple suppliers and increasing the role of our fixed wireless mode of delivery over the last mile. We do not know whether these measures, or other measures which we may undertake in the future, will be successful in reducing negative cash flow in future periods.

As a result of its former control by the Government of India, VSNL has established relationships with international bandwidth suppliers and a large customer base, which provide VSNL with a competitive advantage over our company.

     VSNL is a provider of international telecommunications services in India that, until recently, was controlled by the Government of India. While VSNL was controlled by the Government of India, it had a number of significant competitive advantages over our company, including direct access to network infrastructure and greater financial resources. VSNL leveraged these competitive advantages and its longer service history to develop relationships with international bandwidth suppliers to develop a large subscriber base. In February 2002, the Government of India sold a 25% stake in VSNL to the TATA group, reducing the Government of India’s ownership of VSNL to 26%. Although it is no longer controlled by the Government of India, the Government of India maintains a substantial equity interest in VSNL and this relationship, combined with VSNL’s relationships with international bandwidth suppliers and large customer base, continues to provide it with competitive advantages over our company. VSNL had approximately 587,000 subscribers as of March 31, 2002. As a result of VSNL’s competitive position, we believe that we will continue to face difficult market conditions in the Internet access services business. These competitive issues may prevent us from attracting and retaining subscribers and generating advertising revenue. This could result in loss of market share, price reductions, reduced margins or negative cash flow for our operations.

We may be required to further modify the rates we charge for our services in response to new pricing models introduced by new and existing competition in the Internet services market which would significantly affect our revenues.

     Our corporate network/data services business faces significant competition from well-established companies, including Global E-Commerce Limited and Sprint-RPG Limited. Reliance Infocom, a member of the Reliance Group, is building a nationwide fiber optic network in India and has announced plans to provide a range of value-added services, including corporate connectivity services.

     A significant number of competitors have entered India’s liberalized Internet service provider market, and we expect additional competitors to emerge in the near future. As of November 30, 2002, approximately 404 companies had obtained Internet service provider licenses in India, including 68 companies which have obtained licenses to offer Internet service provider services throughout India. New entrants into the national Internet service provider market in India may enjoy significant competitive advantages over our company, including greater financial resources, which could allow them to charge Internet access fees that are lower than ours in order to attract subscribers. Since May 2000, we have offered unlimited Internet access to consumers for a fixed price. A number of our competitors, including VSNL, Dishnet and Mantra, also offer unlimited Internet access for a fixed price. In addition, some competitors offer free Internet service. These factors have resulted in significant reduction in actual average selling prices for consumer ISP services. We expect the market for Internet access to remain extremely price competitive.

     Our online portal, www.sify.com, faces significant competition from well-established Indian content providers, including rediff.com, which completed its initial public offering in the United States in June 2000. Some of these sites currently have greater traffic than our site and offer some features that we do not. Further, the dominant Internet portals continue to be the online services and search engine companies based in the United States, such as America Online, Yahoo!, Microsoft Network and Lycos. These companies have been developing specially branded or co-branded products designed for audiences in specific markets. We expect that these companies will deploy services that are targeted at the Indian market. For example, Yahoo! launched an Indian service in June 2000.

     Increased competition may result in reduced operating margins or operating losses, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. We cannot assure you that we will be able to successfully compete against current and future competitors.

Our marketing campaign to establish brand recognition and loyalty for the SifyOnline, Sify and iway brands could be unsuccessful.

     In order to expand our customer base and increase traffic on our websites, we must establish, maintain and strengthen the SifyOnline, Sify and iway brands. We plan to continue to incur significant marketing expenditures to establish brand recognition and brand loyalty. If our marketing efforts do not produce a significant increase in consumer traffic to offset our marketing expenditures, our losses will increase or, to the extent that we are generating profits, our profits will decrease. Furthermore, our Internet portal will be more attractive to advertisers if we have a large audience of consumers with demographic characteristics that advertisers perceive as favorable. Therefore, we intend to introduce additional and enhanced content, interactive tools and other services and features in the future in an effort to retain our current subscribers and users and attract new ones. Our reputation and brand name could be adversely affected if we are unable to do so successfully.

     “Satyam” is a trademark owned by Satyam Computer Services. The interest of Satyam Computer Services in our company was reduced to approximately 37% in connection with the private placement financing transaction with SAIF Investment Company Limited, or SAIF, and Venture Tech Solutions Pvt. Limited, or VentureTech, that was completed in December 2002. In anticipation of the need to cease using the Satyam brand name, we changed the name of our company from Satyam Infoway Limited to Sify Limited in January 2003. In connection with our name change, our company will be promoted exclusively under the Sify brand name. Our results of operations may be adversely affected by decreased brand recognition and decreased customer loyalty resulting from this name change.

A number of large stockholders of our Company and us are party to an Investor Rights Agreement which governs the composition of our Board of Directors and other important corporate matters.

     As of the date of this prospectus, Satyam Computer Services beneficially owns approximately 37% of our equity shares, SAIF beneficially owns approximately 23% of our equity shares and VentureTech beneficially owns approximately 6% of our equity shares and is obligated to purchase additional shares. As a result, these stockholders, if they elect to act together, are presently able to exercise significant influence over many matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions, such as a sale of our company. These stockholders are also party to an agreement with us relating to the composition of our Board of Directors and other important corporate matters such as a right of first refusal with respect to the transfer of shares by certain stockholders and the issuance by our company of additional shares, tag along rights with respect to the transfer of shares by certain stockholders and drag along rights. Under Indian law, a simple majority is sufficient to control all stockholder action except for those items, which require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

•	altering our Articles of Association;

•	issuing additional shares of capital stock, except for pro rata issuances to existing stockholders;

•	commencing any new line of business; and

•	commencing a liquidation.

     Circumstances may arise in which the interests of Satyam Computer Services, SAIF, VentureTech or a subsequent purchaser of the shares currently owned by any such holder, could conflict with the interests of our other stockholders or holders of our ADSs. One or more of such stockholders could delay or prevent a change of control of our company even if a transaction of that sort would be beneficial to our other stockholders, including the holders of our ADSs.

Our largest stockholder, Satyam Computer Services, has stated its intention not to invest any further funds in our company and to explore opportunities to divest its stake in our company.

     In October 2001, our largest stockholder, Satyam Computer Services, publicly announced that it had determined that it would not invest any further funds in our company and that it had decided to explore opportunities to divest its stake in our company. Although no longer our majority stockholder, Satyam Computer Services continued to own approximately 37% of our outstanding equity shares as of the date of this prospectus. Any significant sale of our equity shares might hurt the price of our ADSs and make it more difficult for us to sell equity securities or ADSs in the future at a time and at a price that we deem appropriate. Although Mr. Ramalinga Raju, the Chairman of Satyam Computer Services, has resigned as our Chairman, Satyam Computer Services continues to be entitled to nominate two members of our Board of Directors. As of the date of this prospectus, Messrs. K. Thiagarajan and V. Srinivas served on our Board of Directors as the nominees of Satyam Computer Services. Mr. S. Srinivasan is serving in the role of the our Chairman pending the formal selection of a Chairman by our Board of Directors. Through its stock ownership and representation on our Board of Directors, Satyam Computer Services is able to influence our business. If Satyam Computer Services divests its interest in our company, the purchaser of that interest could also influence our business significantly.

If our efforts to retain our subscribers through past investment in network infrastructure and ongoing investment in online content offerings and customer and technical support are unsuccessful, our revenues will decrease without a corresponding reduction in costs.

     Our sales, marketing and other costs of acquiring new subscribers are substantial, relative to the fees actually derived from these subscribers. Accordingly, our long-term success depends to a great extent on our ability to retain our existing subscribers, while continuing to attract new subscribers. We have invested significant resources in our network infrastructure and continue to invest in online content offerings and in our customer and technical support capabilities to provide high levels of customer service. We cannot be certain, however, that these investments will maintain or improve subscriber retention. We believe that intense competition from our competitors, some of whom offer free hours of service or other enticements for new subscribers, has caused, and may continue to cause, some of our subscribers to switch to our competitors’ services. In addition, some new subscribers use the Internet only as a novelty and do not become consistent users of Internet services, and therefore are more likely to discontinue their service. Any decline in our subscriber retention rate would likely decrease the revenues generated by our Internet access services division. Therefore, we may not be able to realize sufficient future revenues to offset our past investment in network infrastructure and our ongoing investment in online content offerings and technical support or achieve positive cash flow or profitability in the future.

Despite cost-reduction measures, our future operating results could fluctuate in part because our expenses are relatively fixed in the short-term while future revenues are uncertain, and any adverse fluctuations could negatively impact the price of our ADSs.

     Our revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a number of factors, many of which are outside our control. A significant portion of our investment and cost base is relatively fixed in the short term. Our revenues for the foreseeable future will depend on the following:

•	the range of services provided by us and our strategic partners and the usage thereof by our customers determines the amount of revenues generated by our corporate network/data services division;

•	the number of subscribers to our Internet service provider service and the prevailing prices charged determine the amount of revenues generated by our Internet access services division; and

•	advertising and electronic commerce activity on www.sify.com and its related sites determines the amount of revenues generated by our online portal and content offerings division.

     Our future revenues are difficult to forecast and, in addition to the foregoing, will depend on the following:

•	the timing and nature of any agreements we enter into with strategic partners will determine the amount of revenues generated by our corporate network/data services division;

•	new Internet sites, services, products or pricing policies introduced by our competitors may require us to introduce new offerings or reduce the prices we charge our customers for Internet access;

•	our capital expenditures and other costs relating to our operations could require us to generate additional revenue in order to be profitable;

•	the timing and nature of our marketing efforts could affect the number of our subscribers and the level of electronic commerce activity on our websites;

•	our ability to successfully integrate operations and technologies from any acquisitions, joint ventures or other business combinations or investments;

•	the introduction of alternative technologies may require us to re-evaluate our business strategy and/or to adapt our services to be compatible with such technologies; and

•	technical difficulties or system failures affecting the telecommunication infrastructure in India, the Internet generally or the operation of our websites.

     We plan to continue to expand and develop content and enhance our technology. Many of our expenses are relatively fixed in the short-term. We cannot assure you that our revenues will increase in proportion to the increase in our expenses. We may be unable to adjust spending quickly enough to offset any unexpected revenues shortfall. This could lead to a shortfall in revenues in relation to our expenses.

     You should not rely on yearly comparisons of our results of operations as indicators of future performance. It is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our ADSs will likely fall.

Because we lack full redundancy for our computer systems, a systems failure could prevent us from operating our business.

     We rely on the Internet and accordingly, depend upon the continuous, reliable and secure operation of Internet servers, related hardware and software and network infrastructure such as lines leased from telecom operators. We have a back-up data facility, but we do not have full redundancy for all of our computer and telecommunications facilities. As a result, failure of key primary or back-up systems to operate properly could lead to a loss of customers, damage to our reputation and violations of our Internet service provider license and contracts with corporate customers. A loss of customers or damage to our reputation would result in a decrease in the number of our subscribers, which would cause a decrease in the revenues generated by our Internet access services division. A violation of our Internet service provide license could result in the suspension or termination of that license, which would prevent us from carrying on a significant portion of our operations and materially adversely affect our operating results. Violations of our contracts with corporate customers could result in the termination of these contracts, which would cause a decrease in the revenues generated by our corporate data/network services division. Any of these failures could also lead to a decrease in value of our ADSs, significant negative publicity and litigation. From time to time, a number of large Internet companies have suffered highly publicized system failures resulting in adverse reactions to their stock prices, significant negative publicity and, in some instances, litigation.

     We have at times suffered service outages. We guarantee to a number of our corporate customers that our network will meet or exceed contractual reliability standards, and our Internet service provider license requires that we provide an acceptable level of service quality and that we remedy customer complaints within a specified time period. Our computer and communications hardware are protected through physical and software safeguards. However, they are still vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. We do not carry business interruption insurance to protect us in the event of a catastrophe even though such an event could lead to a significant negative impact on our business. Any sustained disruption in Internet access provided by third parties could also have a material adverse effect on our business.

Security breaches could damage our reputation or result in liability to us.

     Our facilities and infrastructure must remain secure, and be perceived by our corporate and consumer customers to be secure, because we retain confidential customer information in our database. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer hacking, computer viruses, programming errors or similar disruptive problems. If a person circumvents our security measures, he or she could jeopardize the security of confidential information stored on our systems, misappropriate proprietary information or cause interruptions in our operations. We may be required to make significant additional investments and efforts to protect against or remedy security breaches. A material security breach could damage our reputation or result in liability to us, and we do not carry insurance that protects us from this kind of loss.

     The security services that we offer in connection with our business customers’ networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems. Although we attempt to limit contractually our liability in such instances, the occurrence of these problems could result in claims against us or liability on our part. These claims, regardless of their ultimate outcome, could result in costly litigation and could damage our reputation and hinder our ability to attract and retain customers for our service offerings.

If we are unable to manage our rapid growth over the past several years, our results of operations will be adversely affected.

     Over the last several years, we have experienced a period of significant growth. This growth has placed, and will continue to place, a significant strain on our managerial, operational, financial and information systems resources. We will have to implement new operational and financial systems and procedures and controls, expand our office facilities, train and manage our employee base and maintain close coordination among our technical, accounting, finance, marketing, sales and editorial staffs. If we are unable to manage our growth effectively, we will be unable to implement our strategy, upon which the success of our business depends.

We face a competitive labor market for skilled personnel and therefore are highly dependent on our existing key personnel and on our ability to hire additional skilled employees.

     Our success depends upon the continued service of our key personnel, particularly Mr. Ramaraj, our Chief Executive Officer, Mr. Zacharias, our President and Chief Operating Officer, Mr. Santhanakrishnan, our Chief Financial Officer, and each other member of our senior management. Substantially all of our employees are located in India. Each of our employees may voluntarily terminate his or her employment with us. We do not carry key person life insurance on any of our personnel. Our success also depends on our ability to attract and retain additional highly qualified technical, marketing and sales personnel. The labor market for skilled employees in India is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires the diversion of significant resources. While we have not experienced difficulty in employee retention or integration to date, we may not be able to continue to retain or integrate existing personnel or identify and hire additional personnel in the future. The loss of the services of key personnel, especially the unexpected death or disability of such personnel, or the inability to attract additional qualified personnel, could disrupt the implementation of our business strategy, upon which the success of our business depends.

     In February 2002, we entered into Executive Employment Agreements with each of Messrs. Ramaraj, Zacharias and Santhanakrishnan. These agreements provide for base and bonus compensation and additional benefits and require that we indemnify these officers for specified expenses incurred by them in connection with their employment by our company. These agreements also contain confidentiality and invention assignment provisions. In addition, these agreements provide for specified payments in connection with a termination of employment after a change of control of our company or in certain other circumstances. Our agreement with Mr. Ramaraj has a term of approximately 13 months, and our agreements with Messrs. Zacharias and Santhanakrishnan have a term of three years. Our stockholders approved an extension of Mr. Ramaraj’s tenure as Managing Directors for an additional five years, effective April 1, 2003.

We are highly dependent on our relationships with strategic partners to provide key services to our customers.

     We rely on our arrangements with strategic partners to provide key network services to our business clients. Some of these relationships can be terminated by our partners in some circumstances. We also rely on some of our strategic partners to provide us with access to their customer base. We are a strategic partner of UUNet Technologies in India and provide dial-up access to UUNet Technologies roaming international clients in India. UUNet Technologies is a unit of WorldCom, Inc., which in July 2002 filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. We do not know whether we will be able to maintain our strategic partnership with UUNet Technologies, which accounted for approximately 10% of our revenues in fiscal 2002. If our relationships with our strategic partners do not continue, the ability of our corporate network/data services division to generate revenues will be decreased significantly. We also provide access to a co-branded version of the AOL Instant Messenger service to our portal customers, and this proprietary service is an important feature of our website.

If there is an adverse outcome in the class action litigation that has been filed against us, our business may be harmed.

     Our company and certain of our officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in our initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of our ADSs from the time of our IPO in October 1999 through December 2000. The central allegation in this action is that the underwriters in our IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased our ADSs in the IPO and the aftermarket. The complaint also alleges that we violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits. In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers was filed by the entire group of issuer defendants in these similar actions. In February 2003, the Court in this action issued its decision on defendants’ omnibus motion to dismiss. This decision denied the motion to dismiss the Section 11 claim as to Sify and virtually all of the other issuer defendants. The decision also denied the motion to dismiss the Section 10(b) claim as to numerous issuer defendants, including Sify. We believe that we have meritorious defenses and intend to defend this action vigorously. However, we could be forced to incur material expenses in the litigation and, in the event there is an adverse outcome, our business could be harmed.

We face risks associated with our joint venture with Refco Sify Securities India Private Limited, our strategic partnership with VeriSign and our co-branding agreement with America Online, our acquisitions of Indiaplaza.com and IndiaWorld Communications, our investment in Wisden CricInfo Limited and with other potential acquisitions, investments, strategic partnerships or other ventures, including whether any such transactions can be identified, completed and the other party integrated with our business on favorable terms.

     In November 1999, we acquired 24.5% of the outstanding shares of IndiaWorld Communications, together with an option to acquire IndiaWorld Communications’ remaining outstanding shares, which we exercised in June 2000. In May 2000, we entered into a strategic partnership with VeriSign to provide managed digital certificate-based authentication services in India. In June 2000, we acquired a 25% stake in CricInfo Limited, entered into an agreement with America Online to distribute a co-branded version of the AOL Instant Messenger and made an investment in Refco Sify Securities India Private Limited. In July 2000, we completed our investment in CricInfo Limited and agreed to acquire IndiaPlaza.com. In December 2000, we completed our acquisition of IndiaPlaza.com. These alliances may not provide all or any portion of the anticipated benefits. Due to a general decline in market valuations for technology companies during fiscal 2002, we reassessed, in accordance with our accounting policy, the goodwill to be carried forward relating to these acquisitions. As a result, we recorded a Rs.4,127.7 million charge in fiscal 2002 relating to the impairment of goodwill. In addition, during the quarter ended June 30, 2002, we recorded a non-cash charge of Rs.86.2 million relating to the investments. In February 2003, CricInfo Limited sold its business to Wisden CricInfo Limited and, in connection with that transaction, our loan to CricInfo was fully repaid and we acquired 33% of the equity in Wisden CricInfo Limited.

     We may acquire or make investments in other complementary businesses, technologies, services or products, or enter into additional strategic partnerships with parties who can provide access to those assets, if appropriate opportunities arise in the future. From time to time we have had discussions and negotiations with a number of companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions and negotiations in the ordinary course of our business. Some of those discussions also contemplate the other party making an investment in our company. We may not identify suitable acquisition, investment or strategic partnership candidates in the future, or if we do identify suitable candidates, we may not complete those transactions on commercially acceptable terms or at all. In addition, the key personnel of an acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses, which could adversely affect our operating results and cause the price of our ADSs to decline. Furthermore, we may incur indebtedness or issue additional equity securities to pay for any future acquisitions. The issuance of additional equity securities would dilute the ownership interests of the holders of our ADSs.

Our financial results are impacted by the financial results of entities that we do not control.

     We have a significant, non-controlling minority interest in Wisden CricInfo Limited (successor to the business of Cricinfo) and Refco Sify Securities India Private Limited that is accounted for under U.S. GAAP using the equity method of accounting. Under this method, we generally are obligated to report as “Equity in losses (gains) of affiliates” a pro rata portion of the financial results of any such company in our statement of operations even though we do not control the other company, subject to limitations in the case of losses that exceed our cost of investment. Thus, our reported results of operations can be significantly increased or decreased depending on the results of Wisden CricInfo Limited and Refco Sify Securities India Private Limited or other companies in which we may make similar investments even though we may have only a limited ability to influence these activities.

A significant majority of the iway cybercafés are franchised operations that we do not operate or control.

     As of December 31, 2002, 700 cybercafés were franchised and 27 cybercafés were owned and operated by our company. Franchise relationships are subject to a number of special risks. For example, we do not operate or control our franchisees, and they may not meet their obligations under our franchise agreements with them. The failure of a franchisee to provide quality services to its customers could result in end user dissatisfaction with our company. We may become involved in disputes with our franchisees, which may result in litigation or the termination of one or more of our franchise agreements. Our franchisees could attempt to organize themselves into unions in order to negotiate more favorable terms in our franchise agreements. Any failure to continue our relationships with our franchisees on favorable terms could reduce the size of our market share for Internet access in India and decrease the revenues generated by our Internet access services division.

The legal system in India does not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights.

     Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property.

     Our efforts to protect our intellectual property may not be adequate. We hold no patents, and our competitors may independently develop similar technology or duplicate our services. Unauthorized parties may infringe upon or misappropriate our services or proprietary information. In addition, the laws of India do not protect proprietary rights to the same extent as laws in the United States, and the global nature of the Internet makes it difficult to control the ultimate destination of our services. For example, the legal processes to protect service marks in India are not as effective as those in place in the United States. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly.

     We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our websites or other service offerings overlap with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert management’s attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all.

Our platform infrastructure and its scalability are not proven, and our current systems may not accommodate increased use while maintaining acceptable overall performance.

     Currently, only a relatively limited number of customers use our corporate network, our Internet service provider services and our Internet portal. We must continue to adapt our network infrastructure to accommodate additional users, increasing transaction volumes and changing customer requirements. We may not be able to project accurately the rate or timing of increases, if any, in the use of our websites or upgrade our systems and infrastructure to accommodate such increases. Our systems may not accommodate increased use while maintaining acceptable overall performance. Service lapses could cause our users to use the online services of our competitors.

We do not plan to pay dividends in the foreseeable future.

     We do not anticipate paying cash dividends to the holders of our ADSs in the foreseeable future. Accordingly, investors must rely on sales of their ADSs after price appreciation, which may never occur, as the only way to realize a positive return on their investment. Investors seeking cash dividends should not purchase our ADSs.

Risks Related to the ADSs and Our Trading Market

Holders of ADSs are restricted in their ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of their ownership position.

     Under the Companies Act, 1956 of India, or Companies Act, a public company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders, whether on a show of hands or on a poll, holding not less than three times the number of votes, if any, cast against the resolution. At our 2000 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to one million equity shares (currently equivalent to one million ADSs) in connection with acquisitions. We issued virtually all of these equity shares in connection with our acquisitions of IndiaWorld Communications, Indiaplaza.com and Kheladi.com and our investment in CricInfo Limited. At our 2001 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to four million additional equity shares (currently equivalent to four million ADSs) in connection with acquisitions or capital raising transactions, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares. At our December 2002 Extraordinary General Meeting, our stockholders approved a special resolution permitting us to issue up to 12.5 million additional equity shares (equivalent to 12.5 million ADSs) in connection with the sale of equity shares to SAIF and VentureTech, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares and our Board of Directors may approve the issuance of these shares without further action of our stockholders.

     U.S. holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless approval of the Ministry of Finance of the Government of India is obtained and a registration statement under the Securities Act of 1933, as amended, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to our stockholders. In the case of future issuances, the new securities may be issued to our depositary, which may sell the securities for the benefit of the holders of the ADSs. The value, if any, our depositary would receive upon the sale of such securities cannot be predicted. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in our company would be reduced.

Holders of ADSs may be restricted in their ability to exercise voting rights and the information provided with respect to stockholder meetings.

     As a holder of ADSs, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the equity shares represented by your ADSs. At our request, the depositary bank will mail to you any notice of stockholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions. However, the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.

     Under Indian law, subject to the presence in person at a stockholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless a stockholder present in person and holding at least 10% of the total voting power or on which an aggregate sum of not less than Rs.50,000 has been paid-up, at the meeting demands that a poll be taken. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to the depositary bank, are not counted in a vote by show of hands. As a result, only in the event that a stockholder present at the meeting demands that a poll be taken will the votes of ADS holders be counted. Securities for which no voting instructions have been received will not be voted on a poll.

     As a foreign private issuer, we are not subject to the SEC’s proxy rules, which regulate the form and content of solicitations by United States-based issuers of proxies from their stockholders. To date, our practice has been to provide advance notice to our ADS holders of all stockholder meetings and to solicit their vote on such matters through the depositary, and we expect to continue this practice. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the SEC’s proxy rules.

The market price of our ADSs has been and may continue to be highly volatile.

     The market price of our ADSs has fluctuated widely and may continue to do so. For example, since our initial public offering in October 1999 through January 31, 2003, the trading price of our ADSs has ranged from a high of $452 per ADS to a low of $0.88 per ADS. Many factors could cause the market price of our ADSs to rise and fall. Some of these factors include:

•	our failure to integrate successfully our operations with those of acquired companies;

•	actual or anticipated variations in our quarterly operating results, including charges to write-off goodwill and other acquisition costs;

•	announcement of technological innovations;

•	conditions or trends in the corporate network/data services, Internet and electronic commerce industries;

•	the competitive and pricing environment for corporate network/data services and Internet access services in India and the related cost and availability of bandwidth;

•	the perceived attractiveness of investment in Indian companies;

•	acquisitions and alliances by us or others in the industry;

•	changes in estimates of our performance or recommendations by financial analysts;

•	market conditions in the industry and the economy as a whole;

•	introduction of new services by us or our competitors;

•	changes in the market valuations of other Internet service companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel; and

•	other events or factors, many of which are beyond our control.

     The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and the market prices of technology companies, particularly Internet-related companies, have been and continue to be extremely volatile with negative sentiment prevailing. Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs and a diversion of our management’s attention and resources.

We may not be able to maintain our Nasdaq National Market listing.

     In order to maintain the listing of our ADSs on the Nasdaq National Market, we are required to comply with the continuing listing requirements of Nasdaq, including the $1.00 minimum bid price requirement. The price of our ADSs on the Nasdaq National Market recently closed below $1.00 for more than 30 consecutive days. Effective September 24, 2002, our equity share-to-ADS exchange ratio was adjusted to one-to-one in order to reestablish compliance with Nasdaq’s minimum bid price requirement. There are also pending or expected material changes to the listing requirements of the Nasdaq National Market relating to implementation of the Sarbanes-Oxley Act of 2002 and other reforms that will impose significant additional substantive and administrative requirements on all public companies listed on the Nasdaq National Market, including foreign private issuers. We do not know whether we will be able to maintain our Nasdaq National Market listing in the future.

An active or liquid market for the ADSs is not assured, particularly in light of Indian legal restrictions on equity share conversion and foreign ownership of an Internet service provider.

     We cannot predict the extent to which an active, liquid public trading market for our ADSs will exist. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although ADS holders are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, there is no public market for our equity shares in India or the United States. Furthermore, foreign ownership in our company, which includes all ADSs, is limited to 74% under present Indian law. The previous policy limit was 49%. This limitation means that, unless Indian law changes, at least 26% of our equity shares will never be available to trade in the United States market.

The future sales of securities by our company or existing stockholders may hurt the price of our ADSs.

     The market price of our ADSs could decline as a result of sales of a large number of equity shares or ADSs or the perception that such sales could occur. In October 2001 our former parent company, Satyam Computer Services, announced its intention to divest its investment in our company. In December 2002, we sold an aggregate of 7.6 million ADSs to SAIF and an aggregate of 2.0 million equity shares to VentureTech. We have also agreed to sell an aggregate of 2.0 million additional equity shares to VentureTech no later than April 30, 2002. The resale of the ADSs sold to SAIF is covered by this registration statement of which this prospectus forms a part, and such ADSs are freely tradable. Any significant sales or our equity shares or ADSs might hurt the price of our ADSs and make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We may issue additional equity shares and ADSs to raise capital and to fund acquisitions and investments, and the parties to any such future transactions could also decide to sell them.

Forward-looking statements contained in this prospectus may not be realized.

     This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us described above and elsewhere in this prospectus. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

Risks Related to Investments in Indian Companies

     We are incorporated in India, and a significant majority of our assets and employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, Government of India policies, including taxation policies, as well as political, social and economic developments affecting India.

Political instability in India and around the world could halt or delay the liberalization of the Indian economy and adversely affect business and economic conditions in India generally and our business in particular.

     During the past decade, the Government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The Government of India has changed five times since 1996. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

Conflicts in South Asia and terrorist attacks in the United States, South Asia and around the world could adversely affect the economy and cause our business to suffer.

     South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In April 1999, India and Pakistan conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the Himalayan region of Kargil and other border areas. In October 1999, the leadership of Pakistan changed as a result of a coup led by the military. In September 2001, terrorist attacks were conducted in the United States, which caused various adverse consequences, including adverse economic consequences. In addition, in October 2001 the United States commenced military operations against various targets located in Afghanistan. In December 2001, terrorist attacks were conducted on the Indian Parliament building resulting in heightened diplomatic and military tension between India and Pakistan. In 2002 and early 2003, the United States and several other NATO countries made preparations for war with Iraq. Both countries have amassed troops along their common border. These events are widely believed to have provoked a significant slow-down in worldwide economic activity. Events of this nature could influence the Indian and/or global economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and the market for our services.

We are subject to foreign investment restrictions under Indian law that limit our ability to attract foreign investors which, together with the lack of a public market for our equity shares, may adversely impact the value of our ADSs.

     Currently, there is no public trading market for our equity shares in India or elsewhere nor can we assure you that we will take steps to develop one. Our equity securities are only traded on Nasdaq through the ADSs as described in this prospectus. Under prior Indian laws and regulations our depositary could not accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the Government of India. The Reserve Bank of India has announced fungibility regulations permitting, under limited circumstances, the conversion of ADSs to equity shares and the reconversion of equity shares to ADSs provided that the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will not be able to trade those equity shares on any securities market and, under present law, likely will not be permitted to reconvert those equity shares to ADSs.

     If in the future a market for our equity shares is established in India or another market outside of the United States, those shares may trade at a discount or premium to the ADSs in part because of restrictions on foreign ownership of the underlying shares. Under current Indian regulations and practice, the approval of the Reserve Bank of India is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India, unless the sale of equity shares underlying the ADSs is through a recognized stock exchange or in connection with the offer made under the regulations regarding takeovers. Since exchange controls still exist in India, the Reserve Bank of India will approve the price at which the equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Holders who seek to convert the rupee proceeds from a sale of equity shares in India into foreign currency and repatriate that foreign currency from India will have to obtain Reserve Bank of India approval for each transaction. We cannot assure you that any required approval from the Reserve Bank of India or any other government agency can be obtained.

Because we operate our business in India, exchange rate fluctuations may affect the value of our ADSs independent of our operating results.

     The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the three-year period from March 1, 2000 through February 28, 2003, the value of the rupee against the U.S. dollar declined by approximately 9.5%, although the rupee appreciated against the dollar in late 2002 and early 2003. Devaluations of the rupee will result in higher expenses to our company for the purchase of capital equipment, such as servers, routers, modems and other telecommunications and computer equipment, which is generally manufactured in the U.S. In addition, our market valuation could be materially adversely affected by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations. Appreciation of the rupee against the dollar will result in foreign exchange losses to the extent we hold excess cash in dollar-denominated investments. For additional information, please see “Exchange Rates.”

The Government of India may change its regulation of our business or the terms of our license to provide Internet access services without our consent, and any such change could decrease our revenues and/or increase our costs, which would adversely affect our operating results.

     Our business is subject to government regulation under Indian law and to significant restrictions under our Internet service provider license issued by the Government of India. These regulations and restrictions include the following:

•	Our Internet service provider license has a term of 15 years and was originally issued in 1998. Our Internet service provider license was reissued in 2002 enabling us to offer telephony services over the Internet and increasing our maximum permitted level of foreign equity investment to 74%. We have no assurance that the license will be renewed in the future. If we are unable to renew our Internet service provider license for any reason, we will be unable to operate as an Internet service provider in India and will lose one of our primary sources of revenue.

•	The Telecom Regulatory Authority of India, or TRAI, a statutory authority constituted under the Telecom Regulatory Authority of India Act, 1997, maintains the right to regulate the prices we charge our subscribers. The success of our business model depends on our ability to price our services at levels we believe are appropriate. If the TRAI sets a price floor, we may not be able to attract and retain subscribers. Likewise, if the TRAI sets a price ceiling, we may not be able to generate sufficient revenues to fund our operations. Similarly, an action of the Indian Parliament may impact our ability to set the prices for our services.

•	The Government of India maintains the right to take over our entire operations or revoke, terminate or suspend our license for national security and similar reasons without compensation to us. If the Government of India were to take any of these actions, we would be prevented from conducting all or part of our business.

     The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute before the Telecom Regulatory Authority of India, or TRAI, and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including our company, represented by the Internet Service Providers Association of India, or ISPAI. VSNL has priced these services at levels which we believe are inconsistent with the terms and conditions on which VSNL has secured the bandwidth for its international gateways. The Telecom Disputes Settlement and Appellate Tribunal remanded the matter back to the TRAI, which decided against the ISPAI. The ISPAI has not yet decided on a further course of action. We are currently paying for bandwidth from VSNL at the higher rates. We presently do not believe that the outcome of this dispute will be material to our business provided that the international gateway services market continues to be opened to competition.

Changes in Indian income taxes will increase our tax liability and decrease any profits we might have in the future.

     The statutory corporate income tax rate in India is currently 35.0%. For fiscal 2002, this tax rate was subject to a 2.0% surcharge resulting in an effective tax rate of 35.7%. The tax surcharge for fiscal 2003 has been increased to 5.0% resulting in an effective tax rate of 36.8%. We cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be implemented by the Government of India.

Risks Related to the Internet Market in India

     Our success will depend in large part on the increased use of the Internet by consumers and businesses in India. However, our ability to exploit the Internet service provider and other data service markets in India is inhibited by a number of factors. If India’s limited Internet usage does not grow substantially, our business may not succeed.

The success of our business depends on the acceptance of the Internet in India, which may be slowed or halted by high bandwidth costs and other technical obstacles in India.

     Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in India, especially when compared to bandwidth costs in the United States. Bandwidth rates are commonly expressed in terms of Kbps (kilobits per second, or thousands of bits of data per second) or Mbps (megabits per second, or millions of bits of data per second). Although prices for bandwidth in India have declined recently, they are high due to, among other things, capacity constraints.

The limited installed personal computer base in India limits our pool of potential customers and restricts the amount of revenues that our Internet access services division may generate.

     The market penetration rates of personal computers and online access in India are far lower than such rates in the United States. Alternate methods of obtaining access to the Internet, such as through set-top boxes for televisions, are currently not popular in India. There can be no assurance that the number or penetration rate of personal computers in India will increase rapidly or at all or that alternate means of accessing the Internet will develop and become widely available in India. While the personal computer penetration level in India is relatively low, we are addressing the demand for public Internet access through the establishment of a retail chain of public Internet access centers, which we refer to as “cybercafés,” under the “iway” brand name. As of December 31, 2002, 700 iway cybercafés were franchised and 27 iway cybercafés were owned and operated by our company. Although this service creates a larger market, it also imposes on the operator of the cybercafé the considerable costs of providing the consumer access to a personal computer and related hardware and software.

The high cost of accessing the Internet in India limits our pool of potential customers and restricts the amount of revenues that our Internet access services division may generate.

     Our growth is limited by the cost to Indian consumers of obtaining the hardware, software and communications links necessary to connect to the Internet in India. If the costs required to access the Internet do not significantly decrease, most of India’s population will not be able to afford to use our services. The failure of a significant number of additional Indian consumers to obtain affordable access to the Internet would make it very difficult to execute our business plan.

The success of our business depends on the acceptance and growth of electronic commerce in India, which is uncertain, and, to a large extent, beyond our control.

     Many of our existing and proposed services are designed to facilitate electronic commerce in India, although there is relatively little electronic commerce currently being conducted in India. Demand and market acceptance for these services by businesses and consumers, therefore, are highly uncertain. Many Indian businesses have deferred purchasing Internet access and deploying electronic commerce initiatives for a number of reasons, including the existence or perception of, among other things:

•	inconsistent quality of service;

•	the need to deal with multiple and frequently incompatible vendors;

•	inadequate legal infrastructure relating to electronic commerce in India;

•	a lack of security of commercial data, such as credit card numbers; and

•	low number of Indian companies accepting credit card numbers over the Internet.

     If usage of the Internet in India does not increase substantially and the legal infrastructure and network infrastructure in India are not developed further, we are not likely to realize any benefits from our investment in the development of electronic commerce services.

Risks Related to the Internet

We may be liable to third parties for information retrieved from the Internet.

     Because users of our Internet service provider service and visitors to our websites may distribute our content to others, third parties may sue us for defamation, negligence, copyright or trademark infringement, personal injury or other matters. We could also become liable if confidential information is disclosed inappropriately. These types of claims have been brought, sometimes successfully, against online services in the United States and Europe. Others could also sue us for the content and services that are accessible from our websites through links to other websites or through content and materials that may be posted by our users in chat rooms or bulletin boards. We do not carry insurance to protect us against these types of claims, and there is no precedent on Internet service provider liability under Indian law. Further, our business is based on establishing our network as a trustworthy and dependable provider of information and services. Allegations of impropriety, even if unfounded, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.

The success of our strategy depends on our ability to keep pace with technological changes.

     Our future success depends, in part, upon our ability to use leading technologies effectively, to continue to develop our technical expertise, to enhance our existing services and to develop new services that meet changing customer requirements. The markets for our service are characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new service introductions. We may not successfully identify new opportunities and develop and bring new services to market in a timely manner.

Our business may not be compatible with delivery methods of Internet access services developed in the future.

     We face the risk that fundamental changes may occur in the delivery of Internet access services. Currently, Internet services are accessed primarily by computers and are delivered by modems using telephone lines. As the Internet becomes accessible by cellular telephones, personal data assistants, television set-top boxes and other consumer electronic devices, and becomes deliverable through other means involving digital subscriber lines, coaxial cable or wireless transmission mediums, we will have to develop new technology or modify our existing technology to accommodate these developments. Our pursuit of these technological advances, whether directly through internal development or by third party license, may require substantial time and expense. We may be unable to adapt our Internet service business to alternate delivery means and new technologies may not be available to us at all.

Our service offerings may not be compatible with industry standards developed in the future.

     Our ability to compete successfully depends upon the continued compatibility and interoperability of our services with products and architectures offered by various vendors. Although we intend to support emerging standards in the market for Internet access, industry standards may not be established and, if they become established, we may not be able to conform to these new standards in a timely fashion or maintain a competitive position in the market. The announcement or introduction of new services by us or our competitors and any change in industry standards could cause customers to deter or cancel purchases of existing services.

SELECTED FINANCIAL DATA

     You should read the following selected consolidated historical financial data in conjunction with our financial statements and the related notes incorporated by reference into this prospectus. The statement of operations data for the fiscal years ended March 31, 1998, 1999, 2000, 2001 and 2002 and the balance sheet data as of March 31, 1998, 1999, 2000, 2001 and 2002 are derived from our consolidated audited financial statements. The consolidated financial statements as of March 31, 2002 and 2001, and for each of the years in the three-year period ended March 31, 2002 and the report thereon, are incorporated by reference. The statement of operations for the nine months ended December 31, 2001 and 2002 and the balance sheet data as of December 31, 2002 are derived from our unaudited consolidated financial statements. Our financial statements are prepared in Indian rupees and presented in accordance with U.S. GAAP for the fiscal years ended March 31, 1998, 1999, 2000, 2001 and 2002 and for the nine months ended December 31, 2001 and 2002. Financial statements for the year ended March 31, 2002 and nine months ended December 31, 2002 also have been translated into U.S. dollars for your convenience.

     The selected financial data should be read in conjunction with “Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes which are incorporated by reference.

     In addition, the selected consolidated historical financial data presented herein includes transitional disclosures pertaining to adoption of SFAS 142, Goodwill and other Intangible Assets, for the years ended March 31, 2000, 2001 and 2002 and for the nine months ended December 31, 2001 and 2002.

     The selected consolidated historical financial data includes a presentation of EBITDA from continuing operations. As we calculate it, EBITDA from continuing operations represents earnings (loss) from continuing operations before depreciation and amortization, interest income and expense and income tax expense (benefit). EBITDA is neither an Indian GAAP measure nor a U.S. GAAP measure and should not be considered in isolation or as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. Our presentation below also includes a reconciliation of EBITDA from continuing operations to net loss, which we believe to be the most comparable financial measure under U.S. GAAP. EBITDA from continuing operations is presented because it is a basis upon which our management assesses our financial performance and because we believe some investors find it to be a useful tool for measuring a company’s ability to fund operating obligations and capital expenditures. Investors evaluating our financial performance or analyzing our discounted cash flows based on EBITDA from continuing operations should consider financing activities and non-recurring charges that are not included in the calculation of EBITDA. Our calculation includes significant charges recorded to reflect the impairment of goodwill. Investors should also review carefully the associated Operating and Financial Review and Prospects incorporated by reference into this prospectus for further information regarding the underlying financial performance of our company. While EBITDA is frequently reported by many companies as a supplemental measure of operations, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

	Fiscal year ended March 31,

	1998		1999		2000		2001		2002		2002

	Indian Rupees										U.S. Dollars

	(In thousands, except share and per share data)
Statement of Operations Data:
Revenues	Rs	6,805	Rs	103,344	Rs	618,467	Rs	1,203,406	Rs	1,571,882	$32,747
Revenues from Satyam Computer Services Limited		—		—		4,258		22,075		5,606	117
Total revenues		6,805		103,344		622,725		1,225,481		1,577,488	32,864
Cost of revenues (excluding depreciation and amortization)		(19,498)		(63,651)		(281,431)		(1,159,333)		(1,187,684)	(24,743
Gross profit (excluding depreciation and amortization)		(12,693)		39,693		341,294		66,148		389,804	(8,121)
Operating expenses:
Selling, general and administrative expenses (including provision for doubtful receivables)		80,394		200,213		650,222		1,855,962		1,962,219	40,880
Acquisition expenses		—		—		—		—		20,000	417
Amortization of goodwill		—		—		115,992		931,967		292,964	6,103
Impairment of goodwill		—		—		—		—		4,127,680	85,993
Amortization of deferred stock compensation expense		—		69		20,627		79,224		14,673	306
Foreign exchange (gain)/loss		6		(615)		(5,414)		(162,136)		(44,520)	(928)

Total operating expenses		80,400		199,667		781,427		2,705,017		6,373,016	132,771

Operating loss		(93,093)		(159,974)		(440,133)		(2,638,869)		(5,983,212)	(124,650)
Other (expense)/income, net		(7,498)		(27,402)		71,852		242,368		32,711	681

Loss before equity in losses of affiliates, income taxes and minority interest		(100,591)		(187,376)		(368,281)		(2,396,501)		(5,950,501)	(123,969)
Equity in losses of affiliates		—		—		—		(294,540)		(1,225,692)	(25,535)

Loss before income taxes and minority interest		(100,591)		(187,376)		(368,281)		(2,691,041)		(7,176,193)	(149,504)
Income taxes		—		—		1,478		(1,707)		—	—
Minority interest		—		—		1,799		11,137		17,928	374
Loss from continuing operations		(100,591)		(187,376)		(365,004)		(2,681,611)		(7,158,265)	(149,130)
Discontinued operations
Income / (loss) from discontinued operations		—		—		(16,893)		172,581		(125,373)	(2,612)
Profit on sale of discontinued operations, net of direct costs		—		—		—		—		81,121	1,690

Net loss	Rs	(100,591)	Rs	(187,376)	Rs	(381,897)	Rs	(2,509,030)	Rs	(7,202,517)	$(150,052)

Net profit/ (loss) per equity share – continuing operations		(121.66)		(17.31)		(19.68)		(117.34)		(308.59)	(6.43)
- discontinuing operations		—		—		(0.91)		7.55		(1.91)	(0.04)
Net loss per share		(121.66)		(17.31)		(20.59)		(109.79)		(310.50)	(6.47)
Weighted average equity shares used in computing net loss per equity share		826,805		10,824,826		18,545,399		22,852,600		23,196,428	23,196,428

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Nine months ended December 31,

	2001		2002		2002

	Indian Rupees				U.S. Dollars

	(In thousands, except share and per share data)
Statement of Operations Data:
Revenues	Rs	1,158,337	Rs	1,382,113	$28,794
Revenues from Satyam Computer Services Limited		19,170		5,606	117
Total revenues		1,177,507		1,387,719	28,911
Cost of revenues (excluding depreciation and amortization)		(905,055)		(946,567)	(19,720)
Gross profit (excluding depreciation and amortization)		272,452		441,152	9,191
Operating expenses:
Selling, general and administrative expenses (including provision for doubtful receivables)		1,427,241		1,589,711	33,119
Acquisition expenses		20,000		—	—
Amortization of goodwill		292,964		—	—
Impairment of goodwill		4,115,145		—	—
Amortization of deferred stock compensation expense		21,847		56,750	1,182
Foreign exchange (gain)/loss		(42,806)		(7,838)	(163)

Total operating expenses		5,834,391		1,638,623	34,138

Operating loss		(5,561,939)		(1,197,471)	(24,947)
Other (expense)/income, net		30,767		34,394	717

Loss before equity in losses of affiliates, income taxes and minority interest		(5,531,172)		(1,163,077)	(24,230)
Equity in losses of affiliates		(1,203,551)		(37,877)	(789)

Loss before income taxes and minority interest		(6,734.723)		(1,200,954)	(25,019)
Income taxes		(17,804)		6,218	129
Minority interest		7,323		12,292	256
Loss from continuing operations		(6,745,204)		(1,182,444)	(24,634)
Discontinued operations
Income / (loss) from discontinued operations		(48,671)		—	—
Profit on sale of discontinued operations, net of direct costs		—		—	—

Net loss	Rs	(6,793,875)	Rs	(1,182,444)	$(24,634)

Net profit/ (loss) per equity share – continuing operations		(290.81)		(49.77)	(1.04)
- discontinuing operations		(2.10)		—	—
Net loss per share		(292.91)		(49.77)	(1.04)
Weighted average equity shares used in computing net loss per equity share		23,194,477		23,760,316	23,760,316

	Fiscal year ended, and as of March 31,

	1998		1999		2000		2001		2002		2002

	Indian Rupees										U.S. Dollars

	(In thousands, except share and per share data)
Transitional disclosures pertaining to adoption of SFAS 142 Goodwill and other Intangible Assets
Reported net loss	Rs	—	Rs	—	Rs	(381,897)	Rs	(2,509,030)	Rs	(7,202,517)	$(150,052)
Add: Goodwill amortization		—		—		115,992		931,967		292,964	6,103
Add: APB 18 Goodwill		—		—		—		201,332		75,210	1,567

Adjusted net loss						(265,905)		(1,375,731)		(6,834,343)	(142,382)

Reported net loss per share		—		—		(20.59)		(109.79)		(310.50)	(6.47)
Add: Goodwill amortization		—		—		6.25		40.78		12.63	0.26
Add: APB 18 Goodwill		—		—		—		8.81		3.24	0.07

Adjusted net loss per share						(14.34)		(60.20)		(294.63)	(6.14)
Balance Sheet Data:
Cash and cash equivalents	Rs	9,729	Rs	103,403	Rs	7,284,568	Rs	1,414,205	Rs	658,111	$13,711
Total assets		107,632		454,888		10,634,004		11,501,884		4,146,274	86,381
Long-term debt, including current installments		134,455		259,256		215,537		—		—	—
Total stockholders’ equity / (deficit)		(52,560)		67,617		9,927,840		10,588,336		3,394,113	70,771
Other Financial Data:
EBITDA from continuing operations(6)	Rs	(73,709)	Rs	(111,068)	Rs	(191,979)	Rs	(1,312,887)	Rs	(6,221,893)	$(129,622)
Add
Depreciation and amortization		19,384		49,162		247,190		1,601,430		966,626	20,138
Interest and income tax		7,498		27,146		—		—		—	—
Income/(loss) from discontinued operations		—		—		16,893		—		125,373	2,612

		26,822		76,308		264,083		1,601,430		1,091,999	22,750
Less
Interest and income tax		—		—		74,165		232,706		30,254	630
Income/(loss) from discontinued operations		—		—		—		172,581		—	—
Profit on sale of discontinued operations		—		—		—		—		81,121	1,690

		—		—		74,165		405,287		111,375	2,320

Net (loss)		(100,591)		(187,376)		(381,897)		(2,509,030)		(7,202,517)	(150,052)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Nine months ended, and as of
	December 31,

	2001		2002		2002

	Indian Rupees				U.S. Dollars

	(In thousands, except share and per share data)
Transitional disclosures pertaining to adoption of SFAS 142 Goodwill and other Intangible Assets
Reported net loss	Rs	(6,793,875)	Rs	(1,182,444)	$(24,634)
Add: Goodwill amortization		292,694		—	—
Add: APB 18 Goodwill		75,210		—	—

Adjusted net loss		(6,425,701)		(1,182,444)	(24,634)

Reported net loss per share		(292.91)		(49.77)	(1.04)
Add: Goodwill amortization		12.63		—	—
Add: APB 18 Goodwill		3.24		—	—

Adjusted net loss per share		(277.04)		(49.77)	(1.04)
Balance Sheet Data:
Cash and cash equivalents	Rs	608,405	Rs	847,564	$17,658
Total assets		4,565,004		3,831,582	79,825
Long-term debt, including current installments		—		—	—
Total stockholders’ equity / (deficit)		3,814,049		3,028,088	63,085
Other Financial Data:
EBITDA from continuing operations(6)	Rs	(5,998,411)	Rs	(732,575)	$(15,262)
Add
Depreciation and amortization		762,025		471,480	9,822
Interest and income tax		—		—	—
Income/(loss) from discontinued operations		48,671		—	—

		810,696		471,480	9,822
Less
Interest and income tax		15,232		21,611	450
Income/(loss) from discontinued operations		—		—	—
Profit on sale of discontinued operations		—		—	—

		15,232		21,611	450

Net (loss)		(6,793,875)		(1,182,444)	(24,634)

Notes

1.	Certain prior-year data has been reclassified to conform to the current year presentation.

2.	Convenience translation to US Dollars done at the exchange rate on December 31, 2002 of Rs 48.00 / dollar, which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at this rate or at all.

3.	There is no goodwill associated with discontinued operations and no extraordinary items.

4.	Reference to shares and per share amounts refer to our equity shares. Our outstanding shares include shares held by a depositary representing equity shares underlying our ADSs. Effective September 24, 2002, one ADS represented one equity share. Our 1-for-4 reverse ratio change on September 24, 2002 did not have any effect on our equity shares or per equity share amounts, as the underlying shares representing ADSs were unchanged.

5.	The private placement of approximately 7.6 million ADSs to SAIF and approximately 2.0 million equity shares to VentureTech completed in December 2002 is reflected in the selected financial data presented as of and for the nine months ended December 31, 2002 but is not reflected in the selected financial data presented for prior periods.

6.	Represents earnings (loss) from continuing operations before interest, taxes, depreciation and amortization, and gain on sale of discontinued operations. Includes charges for impairment of goodwill and assets of Rs.5,217,551, Rs.5,217,551 and Rs.212,054 for the fiscal year ended March 31, 2002, the nine months ended December 31, 2001 and the nine months ended December 31, 2002 and depreciation in equity in losses of affiliates of Rs.13,714, Rs.20,062, Rs.60,459 and Rs.25,298 for the fiscal year ended March 31, 2001, the fiscal year ended March 31, 2002, the nine months ended December 31, 2001 and the nine months ended December 31, 2002.

EXCHANGE RATES

     The following table sets forth, for each of the months indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last day of each month during each of such months for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High		Low

August 2002	Rs.	48.94	Rs.	48.20
September 2002		48.80		48.11
October 2002		48.66		48.05
November 2002		48.63		47.90
December 2002		48.55		47.66
January 2003		48.23		47.60

     The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year Ended March 31,	Period End		Average		High		Low

1998	Rs.	39.50	Rs.	37.18	Rs.	40.40	Rs.	35.33
1999		42.44		42.08		43.68		39.25
2000		43.63		43.34		43.82		42.20
2001		46.85		45.70		46.91		43.56
2002		48.83		47.71		48.91		46.58

WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the United States Securities and Exchange Commission, or SEC, a registration statement on Form F-3 and related exhibits, under the Securities Act of 1933, as amended, and the rules and regulations of the SEC. We have not included in this prospectus all of the information contained in the registration statement, and you should refer to the registration statement and its exhibits for further information.

     You may review and obtain copies of the registration statement, including exhibits and schedules filed with it, at the Public Reference Room of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also find the registration statement with exhibits, other than confidential filings, at the SEC’s Website at www.sec.gov.

     We file with the SEC annual reports on Form 20-F and other reports on Form 6-K. Our annual and a number of our other reports include financial statements prepared in accordance with generally accepted accounting principles, except as disclosed therein. Our annual financial statements are examined by our independent accountants. A link to these reports is provided at our corporate website, www.sifycorp.com. No information on any of our websites is incorporated by reference in this prospectus.

     The SEC’s rules let us “incorporate by reference” information which we file with the SEC, which means we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered a part of this prospectus, and later information we file with the SEC will automatically update and supercede this information. This prospectus incorporates:

•	our Annual Report on Form 20-F for the year ended March 31, 2002 which we filed with the SEC on July 1, 2002;

•	our Current Report on Form 6-K which we filed with the SEC on April 25, 2002;

•	our Current Report on Form 6-K which we filed with the SEC on May 14, 2002;

•	our Current Report on Form 6-K which we filed with the SEC on June 13, 2002;

•	our Current Report on Form 6-K which we filed with the SEC on July 17, 2002;

•	our Current Report on Form 6-K which we filed with the SEC on August 12, 2002;

•	our Current Report on Form 6-K which we filed with the SEC on October 10, 2002;

•	our Current Report on Form 6-K which we filed with the SEC on October 25, 2002;

•	our Current Report on Form 6-K which we filed with the SEC on November 15, 2002;

•	our Current Report on Form 6-K which we filed with the SEC on December 10, 2002;

•	our Current Report on Form 6-K which we filed with the SEC on December 19, 2002;

•	our Current Report on Form 6-K which we filed with the SEC on January 14, 2003;

•	our Current Report on Form 6-K which we filed with the SEC on January 17, 2003;

•	the description of our equity shares contained in our registration statement on Form F-1 (SEC File No. 333-96111);

•	the description of our American Depositary Shares contained in our registration statement on Form F-1 (SEC File No. 333-96111); and

•	all documents filed by us with the SEC on form 20-F, Form 40-F, and, to the extent specified therein, Form 6-K pursuant to the Exchange Act after the date of this prospectus and before the selling stockholder stops offering the securities under this prospectus (other than those portions of such documents described in paragraphs (i), (k) and (l) of Item 402 of Registration S-K promulgated by the Commission).

     We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. We will provide this information at no cost to you upon written or oral request directed to Sify Limited, Tidel Park, 2nd Floor, No. 4, Canal Bank Road, Taramani, Chennai 600 113, India, Attn: Investor Relations, Telephone: (91) 44-2254-0770.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements relate to, among other things, expansion plans, expected future results of operations, capital expenditures, integration of acquired businesses, other possible acquisitions, cost reduction efforts, cash flow and operating improvements, and are indicated by words or phrases such as “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “the company believes,” “the company intends,” “we believe,” “we intend” and similar words or phrases. The following factors are among the principal factors that could cause actual results to differ materially from the forward-looking statements: general business and economic conditions in India, including the rate of inflation, population, exchange rate fluctuation, employment and job growth in India; pricing pressures and other competitive factors, which could include pricing strategies; results of our programs to control costs; results of our programs to increase revenues; results of our programs to improve capital management; our ability to integrate any companies we acquire and achieve operating improvements at those companies; increases in labor costs; opportunities or acquisitions that we pursue; and the availability and terms of financing. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by such statements.

     In addition, other factors that could cause results to differ materially from those estimated by the forward-looking statements contained in this prospectus include, but are not limited to, general economic and political conditions in India, Southeast Asia, and other countries which have an impact on our business activities, changes in Indian and foreign laws, regulations and taxes, changes in competition and other factors beyond our control, including the factors described above in “Risk Factors.”

SELLING STOCKHOLDER

     We are registering these ADSs for resale by the selling stockholder identified below. The ADSs are being registered to permit public secondary trading of the ADSs, and the selling stockholder may offer the ADSs for resale from time to time. The ADSs being registered were acquired by the selling stockholder in a private placement financing transaction completed on December 16, 2002. In connection with this transaction, Messrs. Eric Hsia and Ravi Chandra Adusumalli of SAIF were appointed to our Board of Directors. We agreed to register these ADSs pursuant to the terms of a Registration Rights Agreement, dated as of October 7, 2002, by and between the Company and SAIF. Please see “Plan of Distribution.”

     We have filed with the SEC, under the Securities Act, a registration statement on Form F-3, of which this prospectus forms a part, with respect to the resale of the ADSs from time to time on the Nasdaq National Market, in privately-negotiated transactions, or otherwise. We intend to prepare and file such amendments and supplements to the registration statement as may be necessary to keep the registration statement effective for a period of three and one-half years (subject to extension) after the date of issuance of the ADSs to the selling stockholder or such earlier time as may be permitted under the Registration Rights Agreement, including such time as all ADSs covered by the registration statement have been sold or may be resold in a 90-day period under Rule 144 of the Securities Act without volume limitation or reliance on Rule 144(k).

     The following table sets forth the name of the selling stockholder, the number of ADSs known by us to be beneficially owned by the selling stockholder as of December 17, 2002, the number of ADSs that may be offered for resale for the account of the selling stockholder pursuant to this prospectus and the number of ADSs to be held by the selling stockholder after the sale of all of the ADSs by the selling stockholder. Percentage ownership is based on 32,795,200 equity shares outstanding as of December 17, 2002. The selling stockholder may sell all, some or none of the ADSs being offered. This information is based upon information provided by the selling stockholder.

	ADSs Beneficially			ADSs Beneficially
	Owned			Owned
	Prior to the		ADSs Offered by	Subsequent to the
	Offering(1)		This Prospectus	Offering(1)(2)

Name of Selling
Stockholder	Shares	Percent		Shares	Percent

SAIF Investment
Company Limited (3)	7,558,140	23.0%	7,558,140	0	*

*	Less than one percent.

(1)	Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Equity shares subject to options and warrants which are currently exercisable, or will become exercisable within 60 days of December 17, 2002, are deemed outstanding for computing the percentage of the person or entity holding such securities but are not deemed outstanding for computing the percentage of any other person or entity.

(2)	Assumes the sale of all ADSs offered hereby.

(3)	The address of SAIF Investment Company Limited is c/o SB Asia Infrastructure Fund, L.P. Suite 2115-2118, Two Pacific Place, 88 Queensway, Hong Kong. The directors, executive officers and controlling persons of

SAIF Investment Company Limited that have voting or investment control over the ADSs held by SAIF are Anthony R. Castellanos, Ronald David Fisher, Reaz Noormamode, Denis Sek Sum and Andrew Y. Yan.

PLAN OF DISTRIBUTION

     The selling stockholder or, subject to applicable law, its pledgees, donees, distributees, transferees or other successors in interest, may sell ADSs from time to time in public transactions, on or off the Nasdaq National Market, or in private transactions, at prevailing market prices or at privately negotiated prices, including but not limited to, one or any combination of the following types of transactions:

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades or otherwise on the Nasdaq National Market;

•	purchases by brokers, dealers or underwriters as principal and resale by these purchasers for their own accounts pursuant to this prospectus;

•	“at the market,” to or through market makers, or into an existing market for our ADSs ;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise);

•	in privately negotiated transactions; or

•	to cover short sales.

     In effecting sales, brokers or dealers engaged by the selling stockholder may arrange for other brokers or dealers to participate in the resales. The selling stockholder may enter into hedging transactions with broker-dealers, and in connection with those transactions, broker-dealers may engage in short sales of the ADSs. The selling stockholder also may sell ADSs short and deliver the ADSs to close out such short positions. The selling stockholder also may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the ADSs, which the broker-dealer may resell pursuant to this prospectus. The selling stockholder also may pledge the ADSs to a broker or dealer. Upon a default, the broker or dealer may effect sales of the pledged ADSs pursuant to this prospectus.

     Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholder in amounts to be negotiated in connection with the sale. The selling stockholder and any participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commission, discount or concession these “underwriters” receive may be deemed to be underwriting compensation.

     To the extent required, the following information will be set forth in a supplement to this prospectus:

•	information as to whether underwriters who the selling stockholder may select, or any other broker-dealer, is acting as principal or agent for the selling stockholder;

•	the compensation to be received by underwriters that the selling stockholder may select or by any broker-dealer acting as principal or agent for the selling stockholder; and

•	the compensation to be paid to other broker-dealers, in the event the compensation of such other broker-dealers is in excess of usual and customary commissions.

     Any dealer or broker participating in any distribution of the ADSs may be required to deliver a copy of this prospectus, including a prospectus supplement, if any, to any person who purchases any of the ADSs from or through this dealer or broker.

     We have advised the selling stockholder that it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934 during such time as they may be engaged in a distribution of the ADSs. With some exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the ADSs.

USE OF PROCEEDS

     We will not receive any of the proceeds from the selling stockholder’s sales of our ADSs.

LEGAL MATTERS

     The validity of the ADSs offered hereby have been passed upon for Sify Limited by Latham & Watkins LLP, Menlo Park, California, U.S. counsel for Sify Limited. The validity of the equity shares represented by the ADSs offered hereby have been passed upon by M.G. Ramachandran, New Delhi, India, Indian counsel for Sify Limited. Latham & Watkins LLP has relied upon M.G. Ramachandran with respect to matters governed by Indian law.

EXPERTS

     The U.S. GAAP financial statements of Sify Limited as of March 31, 2001 and 2002, and for each of the years in the three-year period ended March 31, 2002, have been incorporated by reference herein in reliance upon the report of KPMG, India, independent accountants, and upon the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers

     Our company has obtained directors and officers insurance providing indemnification for our directors, and certain officers, affiliates, partners or employees for specified errors and omissions.

Item 9. Exhibits

Number	Description

4.1	Share Subscription and Stockholders’ Agreement, dated as of February 5, 1999, by and among Sify Limited, Satyam Computer Services Limited, South Asia Regional Fund and Mr. B. Ramalinga Raju. (1)

4.2	Amendment No. 1 to Share Subscription and Stockholders’ Agreement, dated as of September 14, 1999, by and among Sify Limited, Satyam Computer Services Limited, South Asia Regional Fund and Mr. B. Ramalinga Raju. (1)

4.3	Deposit Agreement among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt). (3)

4.4	Amendment No. 1 to the Deposit Agreement dated as of January 6, 2000. (3)

4.5	Amendment No. 2 to the Deposit Agreement dated as of September 24, 2002. (5)

4.6	Sify Limited’s Specimen Certificate for equity shares. (2)

4.7	Letter Agreement, dated as of September 14, 1999, by and between Sify Limited and Sterling Commerce, Inc. (1)

4.8	Stockholders Agreement, dated as of September 14, 1999, by and among Sify Limited, Sterling Commerce, Inc. and Satyam Computer Services Limited. (1)

4.9	Registration Rights Agreement, dated as of September 14, 1999, by and among Sify Limited, Sterling Commerce, Inc. and South Asia Regional Fund. (1)

4.10	Registration Rights Agreement, dated as of October 7, 2002, by and among Sify Limited, and SAIF Investment Company Limited. (4)

4.11	Investor Rights Agreement, dated as of October 7, 2002, by and among Sify Limited, SAIF Investment Company Limited and Venture Tech Solutions Pvt. Limited. (4)

5.1	Opinion of M.G. Ramachandran. (6)

23.1	Consent of Latham & Watkins LLP. (6)

23.2	Consent of M.G. Ramachandran (included in Exhibit 5.1).(6)

23.3	Consent of KPMG, India, Independent Auditors.

23.4	Consent of International Data Corporation.

24.1	Power of Attorney (included on page II-3 of prior filing).(6)

(1)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-10852) filed with the Commission on October 4, 1999 and incorporated herein by reference.

(2)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-10852) filed with the Commission on October 13, 1999 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.

(4)	Previously filed as an exhibit to Form 6-K filed with the Commission on October 25, 2002 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Registration Statement on Form S-8 (File No. 333-101322) filed with the Commission on November 20, 2002 and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Registration Statement on Form F-3 (File No. 333-101915) filed with the Commission on December 17, 2003.

Item 10. Undertakings

(a)     The undersigned registrant hereby undertakes:

          (1)     to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2)     that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3)     to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

          (4)     to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of Regulation S-X at the start of any delayed offering or throughout a continuous offering; provided, however, that this paragraph does not apply if the financial statements required to be included in a post-effective amendment by this paragraph are contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the 1934 Act that are incorporated by reference in this registration statement;

(b)     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(c)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the adjudication of such issue.

(d)     The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chennai, State of Tamil Nadu, Country of India, on this 18th day of March 2003.

SIFY LIMITED
By		/s/ R. Ramaraj

	Name:	R. Ramaraj
	Title:	Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated:

Signature	Title	Date

/s/ R. Ramaraj R. Ramaraj	Chief Executive Officer and Director (Principal Executive Officer)	March 18, 2003

/s/ T.R. Santhanakrishnan	Chief Financial Officer (Principal Financial Officer)	March 18, 2003
T.R. Santhanakrishnan

/s/ K.N. Srinivasan K.N. Srinivasan	General Manager Finance (Principal Accounting Officer)	March 18, 2003

* Donald Peck	Director	March 18, 2003

* T.H. Chowdary	Director	March 18, 2003

* S. Srinivasan	Director	March 18, 2003

* V. Srinivas	Director	March 18, 2003

S-1

Signature	Title	Date

*	Director	March 18, 2003
K. Thiagarajan

* Sandeep Reddy	Director	March 18, 2003

* Eric Hsia	Director	March 18, 2003

* Ravi Chandra Adusumalli	Director	March 18, 2003

*By:	/s/ R. Ramaraj R. Ramaraj Attorney-in-Fact

S-2

EXHIBIT INDEX

Number	Description

4.1	Share Subscription and Stockholders’ Agreement, dated as of February 5, 1999, by and among Sify Limited, Satyam Computer Services Limited, South Asia Regional Fund and Mr. B. Ramalinga Raju. (1)

4.2	Amendment No. 1 to Share Subscription and Stockholders’ Agreement, dated as of September 14, 1999, by and among Sify Limited, Satyam Computer Services Limited, South Asia Regional Fund and Mr. B. Ramalinga Raju. (1)

4.3	Deposit Agreement among Sify Limited, Citibank, N.A. and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt). (3)

4.4	Amendment No. 1 to the Deposit Agreement dated as of January 6, 2000. (3)

4.5	Amendment No. 2 to the Deposit Agreement dated as of September 24, 2002. (5)

4.6	Sify Limited’s Specimen Certificate for equity shares. (2)

4.7	Letter Agreement, dated as of September 14, 1999, by and between Sify Limited and Sterling Commerce, Inc. (1)

4.8	Stockholders Agreement, dated as of September 14, 1999, by and among Sify Limited, Sterling Commerce, Inc. and Satyam Computer Services Limited. (1)

4.9	Registration Rights Agreement, dated as of September 14, 1999, by and among Sify Limited, Sterling Commerce, Inc. and South Asia Regional Fund. (1)

4.10	Registration Rights Agreement, dated as of October 7, 2002, by and among Sify Limited and SAIF Investment Company Limited. (4)

4.11	Investor Rights Agreement, dated as of October 7, 2002, by and among Sify Limited, SAIF Investment Company Limited and Venture Tech Solutions Pvt. Limited. (4)

5.1	Opinion of M.G. Ramachandran.(6)

23.1	Consent of Latham & Watkins LLP.(6)

23.2	Consent of M.G. Ramachandran (included in Exhibit 5.1).(6)

23.3	Consent of KPMG, India, Independent Auditors.

23.4	Consent of International Data Corporation.

24.1	Power of Attorney (included on page II-3 of prior filing).(6)

(1)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-10852) filed with the Commission on October 4, 1999 and incorporated herein by reference.

(2)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-10852) filed with the Commission on October 13, 1999 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Form F-6 filed with the Commission on January 5, 2000 and incorporated herein by reference.

(4)	Previously filed as an exhibit to Form 6-K filed with the Commission on October 25, 2002 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Registration Statement on Form S-8 (File No. 333-101322) filed with the Commission on November 20, 2002 and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Registration Statement on Form F-3 (File No. 333-101915) filed with the Commission on December 17, 2003.